Exhibit 99.1

Sunstream IVXX Investment Corp. Announces Confidential Submission of Draft Registration Statement for Proposed Initial Public Offering

CALGARY, AB, Dec. 2, 2021 /CNW/ - Sunstream IVXX Investment Corp. ("Sunstream IVXX"), an affiliate of SunStream Bancorp Inc., a joint venture sponsored by Sundial Growers Inc. (NASDAQ: SNDL), today announced that it has submitted a draft registration statement on a confidential basis to the U.S. Securities and Exchange Commission (the "SEC") for a proposed initial public offering of its common stock. Sunstream IVXX will be a specialty finance company that operates as a closed-end, non-diversified management investment company that anticipates electing to be regulated as a business development company under the Investment Company Act of 1940.  The number of shares of common stock to be sold and the price range for the proposed offering have not yet been determined. The purpose of the offering is to use the net proceeds therefrom to invest primarily in the debt of U.S. cannabis companies across the cannabis industry. Sunstream IVXX intends to commence the public offering following completion of the SEC review process, subject to market and other conditions, in the first quarter of 2022.

This announcement is being made pursuant to and in accordance with Rule 135 under the Securities Act of 1933, as amended (the "Securities Act"). As required by Rule 135, this press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act.

ABOUT SUNDIAL GROWERS INC.

Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL". Our business is reported and analyzed under three operating segments: Cannabis Operations, Cannabis Retail and Investments.

As a licensed producer that crafts small-batch cannabis using state-of-the-art indoor facilities, our 'craft-at-scale' modular growing approach, award-winning genetics and experienced growers set us apart. Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Sundial also operates the Spiritleaf retail banner. Spiritleaf aims to be the most knowledgeable and trusted source of recreational cannabis by offering a premium consumer experience and quality curated cannabis products.

Our investment operations seek to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds and Rocky View County, Alberta, Canada. For more information on Sundial, please go to www.sndlgroup.com.

Sunstream Logo (CNW Group/Sundial Growers Inc.)

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SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/December2021/02/c3386.html

%CIK: 0001766600

For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., O: 1.587.327.2017, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 08:30e 02-DEC-21